Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. PETROCHINA COMPANY LIMITED (a joint stock limited company incorporated in the People’s Republic of China with limited liability) (Stock Code: 857) NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2012 NOTICE IS HEREBY GIVEN that an Annual General Meeting of PetroChina Company Limited (the “Company”) for the year 2012 will be held at 9 a.m. on 23 May 2013 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to consider, approve and authorise the following matters: ORDINARY RESOLUTIONS To consider and, if thought fit, to pass the following as ordinary resolutions: 1. To consider and approve the Report of the Board of the Company for the year 2012; 2. To consider and approve the Report of the Supervisory Committee of the Company for the year 2012; 3. To consider and approve the Audited Financial Statements of the Company for the year 2012; 4. To consider and approve the declaration and payment of the final dividend for the year ended 31 December 2012 in the amount and in the manner recommended by the Board; 5. To consider and approve the authorisation to the Board to determine the distribution of interim dividends for the year 2013; 6. To consider and approve the appointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company, respectively, for the year 2013 and to authorise the Board to determine their remuneration; 7. (a) To consider and approve the election of Mr. Li Qingyi as the Supervisor of the Company; (b) To consider and approve the election of Mr. Fan Fuchun as the independent Supervisor of the Company; – 1 –

SPECIAL RESOLUTIONS 8. To consider and, if thought fit, to pass the following special resolution: THAT: Certain provisions of the Articles of Association be amended as follow: Original articles: Article 10. The Company’s scope of business includes: Licensed business: the exploration and production of oil and natural gas; the storage and sale of crude oil; the storage and sale of refined oil; the production of dangerous chemicals; the sale of food (including food and beverages, but limited to branches with food hygiene license); the sale of tobacco (but limited to branches with tobacco franchised retailing license). The scope and term of licensed business shall be consistent with and subject to the relevant permission certificate and license. General business: the production and sale of refined oil, petrochemical and chemical products; import and export; the construction and operation of oil and natural gas pipelines; the technical development, consultation and service for oil exploration and production, petrochemistry and related engineering; the sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines construction; the sale of lubricating oil, auto parts, commodities and agricultural materials; and the lease of premises, machines and equipment. The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company. The Company may, according to the demand in the domestic and international markets, the Company’s development ability and the requirements of its business, adjust its scope of business in accordance with the laws. Subject to and in compliance with laws and administrative regulations of the People’s Republic of China (“PRC”), the Company has the power to raise and borrow money, which includes (without limitation) the power to borrow money, issue debentures, mortgage or pledge all or part of the Company’s interests and to provide guarantees of various forms for the debts of third parties (including, without limitation, subsidiaries or associated companies of the Company) under different circumstances. – 2 –

Article 162. The Company may distribute dividends in the form of: (1) cash; (2) shares; (3) other forms permitted by laws or regulations. If the shareholders’ general meeting passes motions in connection with the distribution of cash dividend, allotment of bonus shares, or conversion of capital common reserve fund into share capital, the Company shall implement detailed plans thereof within two (2) months after the conclusion of such shareholders’ general meeting. If a shareholder has not claimed his dividends six years after such dividends has been declared in accordance with the Articles of Association, such shareholder is deemed to forfeit his right to claim such dividends. The Company shall not exercise its power to forfeit the unclaimed dividends until after the expiry of the applicable limitation period. Revised articles after the proposed amendments: Article 10. The Company’s scope of business includes: Licensed business: the exploration and production of oil and natural gas; the storage and sale of crude oil; the storage and sale of refined oil; the production of dangerous chemicals; the sale of food (including food and beverages, but limited to branches with food hygiene license); the sale of tobacco (but limited to branches with tobacco franchised retailing license). Retail of prepackaged food, dairy products and health products; business undertakings in gas and hazardous chemicals; fixed and skid-mounted gasoline stations as well as LPG stations; provision of lodgings; retail of books, newspapers, periodicals, electronic publications and audio-visual products; water and land transportation. The scope and term of licensed business shall be consistent with and subject to the relevant permission certificate and license. General business: the production, sale and warehousing of refined oil, petrochemical and chemical products; import and export; the construction and operation of oil and natural gas pipelines; the technical development, consultation and service for oil exploration and production, petrochemistry and related engineering; the sale of materials, equipment and machines necessary for production and construction of oil and gas, petrochemicals and pipelines construction; the sale and warehousing of lubricating oil, fuel oil, bitumen, chemical fertilizers, auto parts, commodities and agricultural materials; and the lease of premises, machines and equipment. Retail of textiles and clothing, daily living and office supplies, – 3 –

sporting and outdoor gears, hardware, furniture, electrical and electronic products, rechargeable cards, birth control products, as well as industrial safety products; acting as an agent for lottery services, payment services (for public utilities such as payments of water and electricity bills), ticketing, transportation and vehicle weighing; advertising. The Company’s scope of business shall be consistent with and subject to the scope of business approved by the authority responsible for the registration of the Company. The Company may, according to the demand in the domestic and international markets, the Company’s development ability and the requirements of its business, adjust its scope of business in accordance with the laws. Subject to and in compliance with laws and administrative regulations of the People’s Republic of China (“PRC”), the Company has the power to raise and borrow money, which includes (without limitation) the power to borrow money, issue debentures, mortgage or pledge all or part of the Company’s interests and to provide guarantees of various forms for the debts of third parties (including, without limitation, subsidiaries or associated companies of the Company) under different circumstances. Article 162. (1) The Company shall give full consideration to the reasonable investment returns for its investors and seek to protect the long-term interests of the Company, the overall interests of all of its shareholders as well as sustainable development of the Company itself. It shall also strive to maintain the consistency and stability of its policy on distribution of profits. (2) The Company may pay any dividends in cash, shares or otherwise in such other way as permitted by laws and regulations. The Company will tend to pay any such dividends in cash over other methods of payment. (3) The Company shall pay cash dividends for the year in which both the net profit attributable to the parent company and the cumulative undistributed profit are positive and so long as the cash flows of the Company may support its normal course of operation and sustainable development. Any such cash dividends shall not be less than 30% of the net profit attributable to the parent company for that year. (4) If, for any special reason, the Company will have to revise or modify the profit distribution policy as provided in (2) and (3) under this article, any such revision or modification, having been appraised by independent – 4 –

directors of the Company, shall be adopted by the Board of Directors prior to consideration for approval at a shareholders’ meeting. The general meeting shall be held in such a manner which satisfies the regulatory requirements of the jurisdiction in which the Company is listed. If the shareholders’ general meeting passes motions in connection with the distribution of cash dividend, allotment of bonus shares, or conversion of capital common reserve fund into share capital, the Company shall implement detailed plans thereof within two (2) months after the conclusion of such shareholders’ general meeting. If a shareholder has not claimed his dividends six years after such dividends has been declared in accordance with the Articles of Association, such shareholder is deemed to forfeit his right to claim such dividends. The Company shall not exercise its power to forfeit the unclaimed dividends until after the expiry of the applicable limitation period. 9. To consider and, if thought fit, to pass the following special resolution: THAT: (a) The Board of Directors be and is hereby granted an unconditional general mandate to determine and handle the issue of debt financing instruments of the Company in outstanding balance amount of up to RMB100 billion (or if issued in foreign currency, equivalent to the middle exchange rate announced by the People’s Bank of China on the date of issue), upon such terms and conditions to be determined by the Board of Directors. (b) The Board of Directors be and is hereby authorised to: (i) determine and approve the category, specific varieties, specific terms, conditions and other matters in respect of the issue of such instruments, including but not limited to the issue size, actual amount, currency, issue prices, coupon rates or method of determining the coupon rates, venue of issuance, timing of issuance, term of issuance, whether to issue in tranches and the number of tranches, whether any terms for repurchase and redemption will be in place, rating arrangements, guarantee, schedule of repayment of the principal and the interests, specific arrangements in relation to use of proceeds as approved by the shareholders’ meeting, specific placing arrangements and underwriting arrangements; and (ii) to make corresponding changes to the plan of such issuance based on opinions of the regulatory authorities or the market conditions by then in accordance with the authorization granted at the shareholders’ meeting when there is any change on the policies which affects the issue of such instruments or when there are changes on the market conditions, save for issues which are subject to further approval at shareholders’ meeting as required by the relevant laws, regulations and the Articles of Association. – 5 –

(c) The Board of Directors be and is hereby authorised to do all such things as it may consider necessary in connection with the issue of such debt financing instruments (including but not limited to engaging professional agencies, handling issues on approval, registration, filing and other procedures in connection with the issue from the relevant authorities on behalf of the Company, signing all necessary legal documents for the issue, appointing the bond trustee in connection with the issue, determining the rules for meetings of the bonds holders and handling relevant issues on issue and trading activities). (d) The Board of Directors be and is hereby authorised: (i) to determine whether such debt financing instruments shall be listed, and (ii) where the Board of Directors determines so, to do all such things as it may consider necessary in connection with the listing of such debt financing instruments. (e) Where the Board of Directors has already taken actions and steps with respect to the issue of such debt financing instruments, such actions and steps be and are hereby approved, confirmed and ratified. (f) In the event the Company issues such instrument and would expect to fail to pay the principal or coupon interests of such instrument on schedule, or fail to pay the principal and coupon interests on the due date during the subsistence of such instrument, the Board of Directors shall be authorised to determine not to distribute dividends to the shareholders of the Company as protection measures for repayment of debts as required under the relevant laws and regulations. (g) For the purposes of this resolution, the relevant period of this mandate means the period from the passing of this resolution at the Annual General Meeting until the conclusion of the annual general meeting of the Company for the year 2014. If the Board/or its authorised representative determined the issue within the period of this mandate and the Company obtained approval, permission or registration from relevant authorities, the Company is allowed to complete the issue as far as such approval, permission or registration maintain valid. (h) In order to facilitate the issuance of debt financing instruments in accordance with this resolution in a timely manner, the Board of Directors be and is hereby authorised to further authorise the Chief Financial Officer of the Company to exercise all such power granted to the Board of Directors by reference to the specific needs of the Company and other market conditions, contingent on the passing of sub-paragraphs (a) to (g) of this resolution. (i) For the purpose of information disclosure, the Secretary to the Board of the Company is authorised to approve, sign and distribute relevant announcements, notice of shareholders’ meeting, circulars and other documents based on the applicable listing rules of the stock exchanges on which the shares of the Company are listed. – 6 –

10. To consider and, if thought fit, to pass the following special resolution: THAT: (a) The Board of Directors be and is hereby granted an unconditional general mandate to decide and deal with separate or concurrent issuance of domestic shares and overseas listed foreign shares of the Company in accordance with the status quo of the market, including to decide on the class and number of shares to be issued; the pricing mechanism and/or the issue price (or price range); the opening and closing time of such issue; the class and number of shares to be issued and allotted to existing shareholders of the Company; and/or to make or grant relevant proposals and agreements in respect of selling shares or share options and conversion rights which may involve the exercise of the power mentioned above. (b) The number of the domestic shares and overseas listed foreign shares issued and allotted or agree conditionally or unconditionally to be issued and allotted (whether or not by way of the exercise of share options, conversion rights or by any other means) in accordance with paragraph (a) above shall not exceed 20% of each of the existing domestic shares and overseas listed foreign shares of the Company in issue as at the date of this resolution. (c) During the relevant period of this mandate, the Board of Directors may make or grant relevant proposals or agreements in respect of selling shares or share options and conversion rights which may involve the exercise of the power mentioned above, after the expiry of the relevant period of this mandate. (d) For the purposes of this resolution, the relevant period of this mandate means the period from the passing of this resolution until the earliest of: (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the 12-month period; or (iii) the date on which the authority set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company in a general meeting. (e) The Board of Directors be and is hereby authorised to make such amendments to the Articles of Association of the Company as it thinks fit so as to reflect the increased registered share capital and the new capital structure of the Company by reference to the manner of the issuance and allotment, class and number of shares of the Company allotted and issued, as well as the new capital structure and the increased registered share capital of the Company after such issuance and allotment. (f) The Board of Directors be and is hereby authorised to execute and do or procure to be executed and done, all such documents, deeds and things as it may consider necessary in connection with the issue of such shares so long as the same does not contravene laws, regulations, rules or listing rules of the stock exchanges on which the shares of the Company are listed and the Articles of Association of the Company. – 7 –

(g) The Board of Directors will only exercise its respective power under such mandate in accordance with the Company Law of the PRC, the Securities Law of the PRC, and the listing rules of the stock exchange on which the shares of the Company are listed (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained. By Order of the Board PetroChina Company Limited Li Hualin Secretary to the Board 3 April 2013 – 8 –

Notes: 1. Important: You should first review the annual report of the Company for the year 2012 before appointing a proxy. The annual report for the year 2012 will include the Report of the Board of Directors for the year 2012, the Report of the Supervisory Committee for the year 2012 and the Audited Financial Statements for the year 2012 for review by the shareholders of the Company (the “Shareholders”). The annual report for the year 2012 is expected to be despatched to Shareholders on or before 10 April 2013 to the addresses as shown in the register of members of the Company. 2. The register of members of H Shares of the Company will be closed from Tuesday, 23 April 2013 to Thursday, 23 May 2013 (both days inclusive), during which time no share transfers of H Shares will be effected. Holders of the Company’s H Shares whose names appear on the register of members of the Company before the close of business day on Tuesday, 14 May 2013 are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting. The address of the share registrar of the Company’s H Shares is: Hong Kong Registrars Limited Rooms 1712-1716, 17/F Hopewell Centre, 183 Queen’s Road East, Hong Kong 3. Each Shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2012, which is expected to be despatched to the Shareholders on or before 10 April 2013. 4. A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll. 5. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong) within the same period. 6. Shareholders who intend to attend this annual general meeting in person or by proxy should return the reply slip accompanying each notice of annual general meeting to the Secretariat of the Board of Directors on or before Thursday, 2 May 2013 by hand, by post or by fax. 7. This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses. 8. The address of the Secretariat of the Board of Directors is as follows: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC Postal code: 100007 Contact person: Li Hualin Tel: 86(10) 5998 6223 Fax: 86(10) 6209 9557 9. As at the date of this notice, the Board of Directors comprises Mr Zhou Jiping as the Vice Chairman and executive Director (performing the duties and powers of the Chairman); Mr Liao Yongyuan and Mr Ran Xinquan as executive Directors; Mr Li Xinhua, Mr Wang Guoliang, Mr Wang Dongjin and Mr Yu Baocai as non-executive directors; and Mr Liu Hongru, Mr Franco Bernabè, Mr Li Yongwu, Mr Cui Junhui and Mr Chen Zhiwu as independent non-executive directors. – 9 –